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                                                                       EXHIBIT 8

             [LETTERHEAD OF WOMBLE CARLYLE SANDRIDGE & RICE, PLLC]

January 15, 1997

Southern National Corporation
200 West Second Street
Winston-Salem, N.C. 27101

     Re: Certain federal income tax consequences of Merger provided for in the Agreement and Plan of Reorganization by and between Southern National Corporation ("SNC") and Fidelity Financial Bankshares Corporation ("FFBC") dated as of August 22, 1996 and amended and restated as of December 17, 1996 (the "Reorganization Agreement"); capitalized terms herein have the meanings defined in the Reorganization Agreement

Gentlemen:

     You have requested our opinion concerning certain federal income tax consequences of the proposed Merger. We have acted as counsel to SNC in connection with the Merger in which FFBC, a Virginia corporation, will merge into a wholly owned subsidiary of SNC, BB&T Financial Corporation of Virginia, pursuant to Virginia law. In the Merger, each outstanding share of FFBC Common Stock (the only class outstanding) is to be converted into a number of shares of SNC Common Stock determined under a formula in the Reorganization Agreement. Cash will be paid in lieu of issuance of fractional shares. FFBC shareholders are not entitled by state law to dissent to the Merger.

     In giving this opinion we have reviewed, and with your permission we rely upon the facts contained in, the Reorganization Agreement, the Registration Statement on Form S-4 proposed to be filed by SNC under the Securities Act of 1933, as amended (the "Securities Act"), relating to the shares of SNC Common Stock to be issued in the Reorganization (the "Registration Statement"), and Tax Certificates dated January 7, 1997 (the "Tax Certificates") in which officers of FFBC and officers of SNC make certain representations on behalf of FFBC and SNC regarding the Merger. We also have reviewed such other documents as we have considered necessary and appropriate.

     In giving this opinion we have made certain assumptions, with your permission. We have assumed that the statements in the Tax Certificates are correct as of the date of this opinion, and any representation or statement made "to the best of knowledge" or similarly qualified is correct without such qualification. As to all matters in which a person or entity has represented that such person or entity either is not a party to, or does not have, or is not aware of, any plan or intention, understanding or agreement, we have assumed that there is in fact no such plan, intention, understanding or agreement. We also assume that (a) the Merger will be consummated in accordance with the Reorganization Agreement, (b) FFBC's only outstanding stock (as that term is used in (section mark)368 of the Internal Revenue Code of 1986, as amended (the "Code")) is the FFBC Common Stock, (c) any redemptions by SNC of its stock after the Effective Time under ongoing stock repurchase programs will be separate and independent from the Merger and (d) the Rights attached to shares of SNC Common Stock issued in the Merger will not be exchanged by SNC for any part of the value of the FFBC Common Stock, and such Rights will have no ascertainable fair market value at the Effective Time.

     Based on the foregoing, and subject to the limitations herein, we are of the opinion that under existing law, upon consummation of the Merger in accordance with the Reorganization Agreement, for federal income tax purposes:

          (1) The Merger will constitute a "reorganization" within the meaning of Section 368(a) of the Code.

          (2) No gain or loss will be recognized by SNC or FFBC upon consummation of the Merger by FFBC's exchange of its assets for SNC Common Stock and assumption of FFBC's liabilities and by FFBC's constructive distribution of the SNC Common Stock to FFBC shareholders.

          (3) No gain or loss will be recognized by the shareholders of FFBC upon the receipt of SNC Common Stock (including any fractional share interest to which they may be entitled) solely in exchange for their shares of FFBC Common Stock.

          (4) The aggregate adjusted basis of the SNC Common Stock (including any fractional share interest to which they may be entitled) to be received by the shareholders of FFBC will be the same as the aggregate adjusted basis of the FFBC Common Stock surrendered in exchange therefor.

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          (5) The holding period of the SNC Common Stock (including any fractional share interest to which they may be entitled) to be received by the shareholders of FFBC in the Merger will include the holding period of the FFBC Common Stock surrendered in exchange therefor, provided the FFBC Common Stock was held as a capital asset by the shareholder of FFBC on the date of the exchange.

          (6) The payment of cash to FFBC shareholders in lieu of fractional share interests of SNC Common Stock will be treated for federal income tax purposes as if the fractional shares were distributed as part of the exchange and then were redeemed by SNC. These cash payments will be treated as distributions in full payment in exchange for the stock redeemed as provided in Section 302(a) of the Code.

     We express no opinion as to the laws of any jurisdiction other than the United States of America. Further, our opinion is limited to the specific conclusions set forth above, and no other opinions are expressed or implied. The opinions stated with respect to shares of FFBC Common Stock do not apply to any stock rights, warrants or options to acquire FFBC Common Stock. The opinions stated as to FFBC shareholders are general in nature and do not necessarily apply to any particular FFBC shareholder, and, for example, may not apply to shareholders who are corporations, trusts, dealers in securities, financial institutions, insurance companies or tax exempt organizations; or to persons who are not United States citizens or resident aliens or domestic entities (partnerships or trusts), subject to the alternative minimum tax (to the extent that tax affects the tax consequences), or are subject to the "golden parachute" provisions of the Code (to the extent that tax affects the tax consequences); or to shareholders who acquired FFBC Common Stock pursuant to employee stock options or otherwise as compensation if such shares are subject to any restriction related to employment, who do not hold their shares as capital assets, or who hold their shares as part of a "straddle" or "conversion transaction."

     This opinion represents our best legal judgment, but it has no binding effect or official status of any kind. Changes to the Code, regulations, the rulings thereunder, or changes by the courts in the interpretation of the authorities relied upon, may be applied retroactively and may affect the opinions expressed herein. Any material defect in any assumption or representation on which we have relied would adversely affect our opinions.

     We furnish this opinion to you solely to support the discussion of Certain Federal Income Tax Consequences of the Merger in the Registration Statement and we do not consent to its use for any other purpose. We consent to its attachment thereto as an exhibit. In giving this consent, we do not admit that we are within the category of persons whose consent is required by Section 7 of the Securities Act or the rules and regulations of the Securities and Exchange Commission thereunder.

                                         Very truly yours,

                                         WOMBLE CARLYLE SANDRIDGE & RICE
                                         A PROFESSIONAL LIMITED LIABILITY
                                         COMPANY

                                         By: /s/ JASPER L. CUMMINGS, JR.
                                           Jasper L. Cummings, Jr.